ITEM 77 C

Flaherty & Crumrine Preferred Income Opportunity Fund
Incorporated

Meeting of Shareholders

On April 20, 2016, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:


Name                      For           Withheld
R. Eric Chadwick    10,363,447.212      190,798.695

Robert F. Wulf      10,368,668.877      185,577.030

Ms. Karen Hogan and Messrs. David Gale and Morgan Gust continue to serve in their capacities as Directors of the Fund.